Filed Pursuant to Rule 433

Registration No. 333-176358

The Progressive Corporation

$500,000,000

3.750% SENIOR NOTES DUE 2021

Issuer:	The Progressive Corporation

Format:	SEC Registered

Securities:	3.750% Notes Due August 23, 2021

Expected Ratings (Moody’s / S&P / Fitch)*:	A1 / A+ / A (stable/stable/stable)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	August 17, 2011

Settlement Date:	August 22, 2011

Maturity Date:	August 23, 2021

Principal Amount:	$500,000,000

Price to Public:	99.892% of principal amount

Gross Underwriting Discount:	0.500%

Proceeds to Issuer Before Expenses:	$496,960,000

Spread to Treasury Benchmark:	160 basis points

Treasury Benchmark:	2.125% due August 15, 2021

Treasury Benchmark Yield:	2.163%

Coupon:	3.750%

Yield to Maturity:	3.763%

Interest Payment Dates:	Semi-annually on February 23 and August 23, commencing February 23, 2012

Optional Redemption:	Make whole call as set forth in the preliminary prospectus supplement (Treasury Rate plus 30 basis points).

Minimum Denomination:	Minimum of $2,000, with increments of $1,000 thereafter

CUSIP/ISIN:	743315 AN3 / US743315AN32

Sole Bookrunner:	Credit Suisse

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.